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                                Citi Trends, Inc.
                                 102 Fahm Street
                               Savannah, GA 31401




May 17, 2005


Ladies and Gentlemen:


     In fiscal 2004 Citi Trends, Inc. (the "Company") granted stock options at an exercise price below the deemed fair market value for such options. The excess value of these grants amounts to $188,095. The Company has deemed this compensation charge to be immaterial and therefore has passed on any adjustment to the financial statements. KPMG, our independent auditor, has conferred with our conclusion by consenting to the inclusion of their audit opinion in the filing of Amendment No. 4 to our Form S-1.

Very truly yours,

Citi Trends, Inc.

/s/ R. Edward Anderson                                /s/ Tom Stoltz
----------------------                                --------------
R. Edward Anderson                                    Tom Stoltz
Chief Executive Officer                               Chief Financial Officer


cc:  Tracy Noll, Chairman, Audit Committee